Sub-Item 77J


REVALUATION OF ASSETS OR RESTATEMENT OF CAPITAL SHARE ACCOUNT

Subsequent to issuance of the August 31, 2010 financial statements for the Invesco High Yield Securities Fund, the Trust identified errors in the classification of income and realized gains from investment securities and the change in unrealized appreciation from investment securities for the fiscal year ended August 31, 2010. The financial statements have been restated to reflect the correction of these errors. The restatement did not impact the Invesco High Yield Securities Fund's previously reported net asset value, total return, taxable income, or distributions for any share class. However, as a result of the differences between the book and tax treatment of realized gains/losses derived from the write-off of certain fixed income securities and the tax limitations on capital loss carryforwards, the Invesco High Yield Securities Fund's shares of beneficial interest has been decreased by $186,990,494 and undistributed net realized gain/loss was increased by the same amount.